

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2013

Via E-mail
Steven A. Cossé
President and Chief Executive Officer
Murphy USA Inc.
422 North Washington Avenue
El Dorado, Arkansas 71730-5616

> **Re:** **Murphy USA Inc.**
> **Form 10-12B**
> **Filed May 6, 2013**
> **File No. 001-35914**

Dear Mr. Cossé:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide all information required by Form 10, including filing the required exhibits, and complete all blanks in the information statement, subject to applicable exemptions. Please confirm to us your understanding that we will require sufficient time to review such information before accelerating the effectiveness of the registration statement.

Exhibit 99.1

Industry Data, page iv

2. We note your disclosure in the last sentence under this heading that you "do not guarantee the accuracy or completeness of this information." Under the federal securities laws, the company is responsible for all information contained within its registration

statement and should not include language that suggests otherwise. Please delete this statement.

Questions and Answers About the Separation, page 6

Q: What are the U.S. federal income tax consequences of the distribution of shares of Murphy USA common stock to U.S. stockholders?, page 7

3. Please disclose here, as you do elsewhere, that these conditions are waivable by Murphy Oil.

The Separation, page 33

General, page 33

4. Please expand your disclosure to describe the material assets and liabilities that will be transferred to Murphy USA Inc. In your disclosure, please separately describe those material assets and liabilities related to the retail marketing of motor fuel products and convenience merchandise and those related to the midstream assets. When describing the midstream assets and liabilities, please further separately describe those that directly benefit your retail operations, including disclosure of the specific retail advantage(s), as well as those that do not.

5. Please expand your disclosure to briefly explain how the financial terms of the separation were determined, including the amount of the cash distribution to Murphy Oil Corporation.

Reasons for the Separation, page 33

6. We note that part of the rationale for the transaction was to separate your marketing business from your exploration and production business so management of each company can focus on their own business. We also note the disclosure in the last sentence on page 3 that you will consider strategic alternatives for midstream assets that do not directly benefit your retail operations, such as the ethanol plants you will receive in the distribution. In an appropriate place in your information statement, please disclose the factors considered by the board of directors of Murphy Oil in determining to include in the distribution assets that do not directly benefit your retail operations. Please also disclose whether you will be able to pursue strategic alternatives related to these assets over the next two years. In this regard, we note the first risk factor on page 20.

Incurrence of Debt, page 36

7. We note your disclosure on page 36 that you intend to enter into new financing arrangements in anticipation of the separation and distribution. We also note that you

intend to utilize a portion of the $400 to $750 million of new debt to fund a cash
distribution to Murphy Oil immediately prior to the separation. Please tell us, and revise
your disclosures to clarify, whether the cash you will distribute to Murphy Oil is part of
the consideration for the retail business or whether the substance of this cash distribution
is a dividend to your parent company. Based on your response, please explain to us how
you considered the guidance in SAB Topic 1:B.3.

Material U.S. Federal Income Tax Consequences of the Distribution, page 36

8. We note that the condition of Murphy Oil's receipt of an IRS private letter ruling may be
waived by Murphy Oil. If Murphy Oil waives such condition and the change in tax
consequences is material to Murphy Oil's shareholders, please tell us how Murphy Oil
intends to communicate such change in tax consequences to its shareholders.

9. We note the statement on page 32 that you undertake no obligation to publicly release
any revision to any forward-looking statement. We also note the disclosure in your
forward-looking statement that Murphy Oil expects to "obtain assurances of anticipated
tax treatment of the separation." If assurances of anticipated tax treatment include
Murphy Oil receiving a tax opinion from counsel and if Murphy Oil has not received the
tax opinion on the date of the information statement, does not obtain the tax opinion prior
to the distribution, and the change in tax consequences is material to Murphy Oil's
shareholders, then please tell us how Murphy Oil intends to communicate such change in
tax consequences to its shareholders.

Conditions to the Distribution, page 39

10. We note that you may waive the condition that the SEC declares the Form 10 effective.
Please confirm to us your understanding that such condition must be satisfied in order for
you and Murphy Oil to rely on our position set forth in Staff Legal Bulletin No.4.

Agreements with Murphy Oil Corporation, page 40

11. You state that the summary of the agreements with Murphy Oil Corporation are qualified
in their entirety by reference to the full text of each agreement. As you are responsible
for the accuracy of the information in the filing, this type of qualification is inappropriate.
Please revise accordingly.

12. We note your disclosure that the terms of the agreements described in this section have
not yet been finalized and that changes, some of which may be material, may be made
prior to the separation. Please tell us how Murphy Oil intends to communicate any such
material changes to its shareholders.

Lease Agreement for 200 Peach Street, El Dorado, Arkansas, page 43

13. Please revise to provide the disclosure required by Item 404(a)(3) of Regulation S-K with respect to the lease with Murphy Oil at your 200 Peach Street building.

Transferability of Shares of Our Common Stock, page 43

14. When known, please disclose the amount of shares that may be resold by affiliates, subject to Securities Act Rule 144. See Item 201(a)(2)(ii) of Regulation S-K.

Business and Properties, page 47

Low cost retail operating model, page 47

15. We note your reference to the 2011 National Association of Convenience Stores' State of the Industry Survey to support your statement that you operate at approximately 58% of the average monthly cost in the industry. We also note your statement that you "operate among the highest industry safety standards and had a Total Recordable Incident Rate (TRIR) and Days Away from Work (DAW) rate that was substantially lower than the industry averages in both 2011 and 2012." Please provide copies of the reports or studies that support these qualitative and comparative statements contained in your information statement. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement.

Unaudited Pro Forma Condensed Combined Financial Statements, page 79

16. We note you intend to enter into a new credit facility and that your pro forma financial statements reflect this anticipated new debt. Please note pro forma adjustments must be factually supportable to be included in pro forma results. Please revise your pro forma financial information, as well as disclosures throughout the filing, to give effect to the final terms of your new credit facility prior to effectiveness. Alternatively, please explain how the adjustment giving effect to borrowings under the anticipated new debt is objectively determinable and factually supportable given the new credit facility has not been executed.

17. We note your disclosure that only costs that you have determined to be factually supportable and recurring are included as pro forma adjustments. While we agree that non-recurring items should not be reflected in the pro forma income statements, adjustments to the pro forma balance sheet should include both those items that have a continuing impact and those that are nonrecurring to the extent they are also factually supportable and directly attributable to the transaction. Refer to Rule 11-02(b)(6) of Regulation S-X. Please revise as necessary. If items have been excluded from the pro forma balance sheet because they are not yet measurable, please revise your disclosure to clarify this.

Steven A. Cossé
Murphy USA Inc.
June 3, 2013
Page 5

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 84

Capital Resources and Liquidity, page 90

18. We note your disclosure that you expect capital expenditures for 2013 to be approximately $204 million. Please explain in further detail if this includes expenditures expected to separate and/or duplicate IT and other systems and operate as a standalone entity. Please update your discussion to explain how these additional expenditures will affect your liquidity.

Financial Statements and Supplemental Data, page F-1

19. Effective May 15, 2013, the age of your financial statements does not satisfy the requirements of Rule 3-12 of Regulation S-X. Please update your financial statements for an interim period in accordance with this Rule.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director